FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 27, 2003

Lucky1 Enterprises Inc.

Filer# 0-16353

#1460 - 701 West Georgia Street

Vancouver, British Columbia

Canada V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1                Interim Financial Statements for the 1st quarter period ended March 31, 2003  (Schedule "A")

 Exhibit 2               Supplementary Information and Management Discussion (Schedule "B" & "C") to the financial quarter report ended March 31, 2003.

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

_X__  SCHEDULE A

         SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Lucky 1 Enterprises Inc.

FOR THE QUARTER ENDED: March 31, 2003

DATE OF REPORT:  May 27, 2003

ISSUER ADDRESS:  #1460 - 701 West Georgia Street, Vancouver, BC  V7Y 1C6

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-1519

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:  President         CONTACT TEL. NO:  (604) 681-1519

CONTACT EMAIL ADDRESS:  info@lucky1.net

WEBSITE ADDRESS:  www.lucky1.net

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN                     "BEDO H. KALPAKIAN"                2003/05 /27

NAME OF DIRECTOR                        SIGN (TYPED)                             DATE SIGNED (YY/MM/DD)

J.WAYNE MURTON                            "J. WAYNE MURTON"                          2003/05/27

NAME OF DIRECTOR                           SIGN (TYPED)                        DATE SIGNED (YY/MM/DD)

LUCKY 1 ENTERPRISES INC.

FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED MARCH 31, 2003

(Expressed in Canadian dollars)

(Unaudited - Prepared by Management)

LUCKY 1 ENTERPRISES INC.

BALANCE SHEETS

________________________________________________________________________

(Unaudited - Prepared by Management)

	March 31	December 31
	2003	2002
	(unaudited)	(audited)
ASSETS

Current
Cash and term deposits	$2,115	$6,364
Cash held in trust (Note 6)	20	-
Receivables from related parties (Note 6)	52,565	26,821
	54,700	33,185

Investments	180,004	4
Property and equipment (Note 5)	18,093	19,764

	$252,797	$52,953

LIABILITIES

Current
Payables and accruals	$162,310	$164,313
Payable to related parties (Note 6)	69,118	33,045
	231,428	197,358

SHAREHOLDERS' EQUITY

Capital Stock (Note 7)	$21,951,417	$21,501,417
Subscription shares	-	250,000
Deficit	(21,930,048)	(21,895,822)
	(21,369)	(144,405)

	$252,797	$52,953

Going concern (Note 2)

Subsequent events (Note 11)

On behalf of the Board,

"Bedo H. Kalpakian"

     "J. Wayne Murton"

Director

     Director

LUCKY 1 ENTERPRISES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Three months ended
	March 31

		2003		2002

Income		4,270		6
Interest and other	$		$

Expenses
Advertising and promotion		-		50
Amortization		1,672		1,671
Consulting		759		-
Finance, interest and foreign exchange		116		2,672
Legal, accounting and audit		7,985		-
Management fees		17,200		50,000
Office and miscellaneous		847		4,351
Professional fees		-		-
Regulatory and transfer fees		787		960
Rent		1,636		1,288
Salaries and benefits		6,475		4,160
Shareholder communication		-		7,812
Travel, meals and entertainment		372		211
Telephone		647		1,960
		38,496		75,135

Loss before other items		(34,226)		(75,129)

Net loss for the period		(34,226)		(75,129)

Deficit, beginning of period		(21,895,822)		(21,446,425)

Deficit, end of period		$(21,930,048)		$(21,521,544)

Weighted average number of shares		4,610,489		2,966,491

Basic and fully diluted loss per common share		$(0.01)		$(0.03)

LUCKY 1 ENTERPRISES INC.

 STATEMENTS OF CASH FLOWS

________________________________________________________________________________

(Unaudited - Prepared by Management)

	Three months ended
	March 31

	2003	2002
Cash provided by (used for)

Operating
Net loss	$(34,226)	$(75,129)
Amortization	1,671	1,671
	(32,555)	(73,458)
Change in non-cash operating
working capital
Receivables	(25,764)	(2,390)
Payables and accruals	(2,003)	55,492
Payable to related parties	36,073	19,513
	8,306	72,615
	(24,249)	(843)

Investing

Las Vegas from Home. com Entertainment Inc.	(180,000)	-

Financing
Issuance of common shares	-	-
Subscription shares	200,000	-
	20,000	-

Increase (decrease) in cash and cash equivalents	(4,249)	(843)

Cash and cash equivalents, beginning of period	6,364	2,787

Cash and cash equivalents, end of period	$2,115	$1,944

LUCKY 1 ENTERPRISES INC.

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED MARCH 31, 2003 AND 2002

(Unaudited - Prepared by Management)

1.    Nature of Operations

The Company is a holding Company incorporated in the Province of British Columbia with interests in Lithium mineral properties located in Ontario and an investment in software for on-line gaming.

2.

Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At the request of the company, the common shares of the company were voluntarily delisted from trading on the TSX Venture Exchange at the close of trading on July 31, 2001.  The company's common shares trade on the OTC Bulletin Board under the trading symbol "LKYOF".

The company has incurred significant operating losses in prior years and has a working capital deficiency.  The company's efforts are directed at reducing overhead costs and pursuing opportunities of merit.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes the actions that have already been taken or planned, as described above, will mitigate the adverse conditions.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3.

Summary of significant accounting policies

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.  These interim financial statements should be read in conjunction with the most recent annual financial statements.  The significant accounting policies follow that of the most recently reported annual financial statements.  In the opinion of the company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Basis of presentation

The financial statements include the accounts of Lucky 1 Enterprises Inc. and do not include the accounts of its wholly owned investment, Blue Rock Mining, Inc. ("Blue Rock"), due to the fact that Blue Rock has been dissolved.

Use of estimates

In conformity with generally accepted accounting principles management is required to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.

LUCKY 1 ENTERPRISES INC.

NOTES TO THE FINANCIAL STATEMENTS

THREE  MONTH PERIOD ENDED MARCH 31, 2003 AND 2002

(Unaudited - Prepared by Management)

3.

Summary of significant accounting policies (Continued)

Mineral properties

The company has been engaged in the acquisition, exploration and development of mineral properties. The mineral properties are recorded at cost.  The costs relating to a property abandoned were written off when the decision to abandon was made.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period.  The dilutive effect of options and warrants is not reflected in loss per share as the effect would be anti-dilutive.

Investments

Investments are valued at the lower of cost and market as at the balance sheet date.

Property and equipment

Property and equipment are recorded at cost.  The company amortizes its assets on the declining balance method at the following annual rates:

Furniture and equipment

20%

Computer equipment

30%

Stock-based compensation plan

The company has a stock-based compensation plan, which is described in Note 6.  No compensation expense is recognized for this plan when stock or stock options are issued to employees.  Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Financial instruments

The company has various instruments including cash, receivables, investments, and payables.  The carrying values of these financial instruments approximate their fair value.

4.    Mineral property

The company has a 100% interest in Lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario.

LUCKY 1 ENTERPRISES INC.

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED MARCH 31, 2003 AND 2002

(Unaudited - Prepared by Management)

5. Property and equipment			March 31 2003	December 31 2002

		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value

Furniture and equipment	$126,494	$117,129	$9,365	$9,989
Computer equipment	35,112	26,384	8,728	9,775

	$161,606	$143,513	$18,093	$19,764

6. Related party transactions	March 31 2003	December 31 2002

Loan receivable from Las Vegas From Home. com Entertainment Inc.	$52,565	$26,821
Cash held in trust for Las Vegas From Home.com Entertainment Inc.	20	-
Director's loan payable	(69,118)	(15,048)
Geological services by a company owned by a director	(17,997)	(17,997)

Total payable to related parties	$(34,530)	$(6,224)

7.  Capital stock

(a)

Authorized:

200,000,000 common shares without par value.

(b)

Changes in issued capital stock:

March 31, 2003	December 31, 2002

	Number of Shares	Amount	Number of Shares	Amount

Balance beginning of period	7,287,075	$21,501,417	697,075	$21,152,417
Shares Issued in Settlement Agreement	-	-	150,000	27,000
Private placement
Proceeds *	*1,125,000	450,000	6,440,000	322,000
Balance end of period	8,412,075	$21,951,417	7,287,075	$21,501,417

* represents 1st tranche of shares subscribed for pursuant to the October 7, 2002 private placement financing.  These shares have a hold period expiring March 4, 2004.

LUCKY 1 ENTERPRISES INC.

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED MARCH 31, 2003 AND 2002

(Unaudited - Prepared by Management)

7.

Capital stock (Continued)

(c)  Warrants

For the three month period ended March 31, 2003, no warrants have been granted, exercised or have expired.

As at March 31, 2003, the following warrants are outstanding.  The warrants entitle the holder to purchase the stated number of common shares at the exercise price.  Each warrant is entitled to one common share.  The expiry dates are as follows:

Expiry dates	Number of warrants	Exercise Price per warrant $

June 17, 2003 or		0.15
June 17, 2004	2,700,000	0.20
August 30, 2003 or		0.15
August 30, 2004	1,740,000	0.20
September 20, 2003 or		0.15
September 20, 2004	2,000,000	0.20

Balance of warrants outstanding	6,440,000

(a)

Stock options

The company has a 2002 stock option plan to provide employees and directors with options to purchase up to 713,699 common shares of the company.  No stock options have been exercised or cancelled or have expired during the period ended March 31, 2003.

A total of 696,000 stock options have been granted on March 21, 2003 to 2 (two) Directors and 1 (one) Employee at an exercise price of U.S. $0.50 per share.

	Number of options * *	Exercise price per option$

Balance beginning of period	17,699	CDN 2.25

March 21, 2003	696,000	U.S. 0.50

Balance end of period	713,699

The Company's Board of Directors adopted a 2003 Stock Option Plan (the"2003 Plan"), subject to shareholder approval, whereby, in addition to the Company's 2002 Stock Option Plan, an additional 968,708 common shares in the capital of the Company will be available for granting.  The Annual General Meeting of Shareholders of the Company will take place May 29, 2003.

** One option is required to buy 1 (one) common share

LUCKY 1 ENTERPRISES INC.

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED MARCH 31, 2003 AND 2002

(Unaudited - Prepared by Management)

7.

Capital stock (Continued)

As at March 31, 2003, the following stock options are outstanding.  The options entitle the holders to purchase the stated number of common shares at the exercise price with the expiry dates as follows:

Expiry dates	Number of options * *	Exercise price $

September 21, 2003	350,000	U.S. 0.50
March 21, 2004	346,000	U.S. 0.50
April 9, 2004	2,459	CDN 2.25
May 26, 2004	4,229	CDN 2.25
October 5, 2004	3,240	CDN 2.25
February 3, 2005	7,771	CDN 2.25

Total options outstanding	713,699

** One option is required to buy 1 (one) common share.

8.

Commitment

The Company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.

9.

Income taxes

No income tax expense has been provided in the current period as the company has incurred a loss for income tax purposes.

Loss carry forwards

As at December 31, 2002, the non-capital losses carry forward for income tax purposes amount to $4,666,000.  The tax benefits related to the loss carry forward have not been recognized in the financial statements and expire as follows:

2003	1,526,000
2004	556,000
2005	640,000
2006	725,000
2007	452,000
2008	319,000
2009	448,000

Other

The pools of eligible Canadian development and exploration expenditures amount to $2,507,000.  They can be sheltered for future earnings from resource properties.

In addition, the tax value of the company's depreciable assets is $630,000 greater than book value.  This excess may be claimed as deductions for income tax purposes in future years.

LUCKY 1 ENTERPRISES INC.

NOTES TO THE FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED MARCH 31, 2003 AND 2002

(Unaudited - Prepared by Management)

9.

Income Taxes (continued)

The company has not recorded in its financial statements the potential income tax benefits that may be derived from those losses and other deductions because of the uncertainty that the benefits will be realized.

10.

Software Development

During the year, the Company made a payment of $200,000 to Las Vegas from Home.com Entertainment Inc. ("Las Vegas"), a company related by common management, directors and officers.  This payment represents amounts for software development for on-line gaming software consisting of three card games which the Company and Las Vegas have joint ownership.  This payment is the Company's sole contribution to the software development as Las Vegas will be responsible for the remainder of the costs.  Las Vegas will be the operator of the gaming software and will be responsible for marketing of the games.  Las Vegas is to receive 60% of all revenues from the gaming software and the Company will receive the remaining 40%

11.

Subsequent events

1.  On March 11, 2003 the Company entered into a Private Placement Financing Agreement with Las Vegas from Home. com Entertainment Inc. ("Las Vegas"), a related Company, whereby the Company shall acquire, for investment purposes, 2,500,000 common shares in the capital of Las Vegas at the price of Canadian $0.10 per share, for a  total amount of Canadian $250,000.  The Company may in the future either increase or decrease its investment in Las Vegas.  The final approval of the TSX Venture Exchange for this transaction was obtained on May 12, 2003.

  QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

____  SCHEDULE A

   X    SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:  Lucky 1 Enterprises Inc.

FOR THE QUARTER ENDED: March 31, 2003

DATE OF REPORT:  May 27, 2003

ISSUER ADDRESS:  #1460 - 701 West Georgia Street, Vancouver, BC  V7Y 1C6

ISSUER FAX:  (604) 681-9428              ISSUER TELEPHONE:  (604) 681-1519

CONTACT PERSON:  Bedo H. Kalpakian

CONTACT'S POSITION:  President         CONTACT TEL. NO:  (604) 681-1519

CONTACT EMAIL ADDRESS:  info@lucky1.net

WEBSITE ADDRESS:  www.lucky1.net

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN

     "BEDO H. KALPAKIAN"

2003/05/27

NAME OF DIRECTOR

       SIGN (TYPED)

                  DATE SIGNED (YY/MM/DD)

J.WAYNE MURTON

                 "J. WAYNE MURTON"

            2003/05/27

NAME OF DIRECTOR

       SIGN (TYPED)

                  DATE SIGNED (YY/MM/DD)

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.             Analysis of expenses (for the year-to-date period):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 3.

2.

Related party transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a company related by common management and directors.  The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses ("Las Vegas obligations").  During the three month period ended March 31, 2003, Las Vegas has paid to the Company the sum of $56,229 for the Las Vegas obligations which are as follows:   payroll expenses of $45,884 and other expenses of $10,345.

As at March 31, 2003 a director of the Company advanced the sum of $69,118 to the Company.  This amount of $69,118 is recorded in payable to related parties.

Pursuant to a Director's Resolution dated February 20, 2002, the May 4, 1994 Management Services Agreement between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a new Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated February 20, 2002 was approved and adopted ("New Management Services Agreement").  The New Management Services Agreement became effective November 1, 2001 and is renewable on a year by year basis, unless terminated as stipulated in the New Management Services Agreement.  The New Management Services Agreement has been renewed and is currently in good standing.  The New Management Services Agreement may be terminated at anytime by either party on three months' written notice.  Pursuant to the New Management Services Agreement, the monthly salary paid to Kalpakian Bros. of B.C. Ltd. is $10,000 per month plus GST and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company.  For the three month period ended March 31, 2003, the Company has paid to Kalpakian Bros. of B.C. Ltd. $17,200 pursuant to the New Management Services Agreement.

3.

Summary of securities issued during the quarter ended March 31, 2003

a)

	No. of Shares	Amount Cdn $

AUTHORIZED - common	200,000,000
Issued & Outstanding:
Beginning of period:	7,287,075	$21,501,417

Private Placement	1,125,000	450,000

End of period:	8,412,075	$21,951,417

(b) Summary of options granted during the period ended March 31, 2003:

A total of 696,000 stock options have been granted on March 21, 2003 to 2 (two) Directors and 1 (one) Employee at an exercise price of U.S. $ 0.50 per share.

	No. of Share Purchase Options	Exercise Price $

Balance beginning of period	17,699	CDN 2.25

March 21, 2003	696,000	U.S. 0.50

Balance at end of period	713,699

4.

Summary of securities as at the end of the period:  (March 31, 2003)

(a)  Authorized share capital:

- common shares

200,000,000

(b) Shares issued and outstanding:

- common shares

   8,412,075

(c) Summary of options outstanding:

Agreement Date	Optionees	Number of Common Shares	Exercise price per share $	Expiry Date
April 9, 1999	Director	1,659	2.25 CDN	April 9, 2004
April 9, 1999	Employees (2)	800	2.25 CDN	April 9, 2004
May 26, 1999	Director	4,229	2.25 CDN	May 26, 2004
October 5, 1999	Directors (2)	3,240	2.25 CDN	October 5, 2004
February 3, 2000	Directors (3)	7,771	2.25 CDN	February 3, 2005
March 21, 2003	Employee (1)	350,000	0.50 U.S.	September 21, 2003
March 21, 2003	Directors (2)	346,000	0.50 U.S.	March 21, 2004
	TOTAL:	713, 699

(d) Summary of warrants outstanding:

Private Placement Agreement Date	Placee	Number of Warrants	Exercise Price $	Expiry Date

Non-Brokered Private Placement dated May 17, 2002 - 1st tranche	4 investors	2,700,000	0.15	June 17, 2003
			0.20	June 17, 2004
Non-Brokered Private Placement dated May 17, 2002 - 2nd tranche	5 investors	1,740,000	0.15	August 30, 2003
			0.20	August 30, 2004
Non-Brokered Private Placement dated May 17, 2002 - 3rd tranche	1 investor	2,000,000	0.15	September 20, 2003
			0.20	September 20, 2004
	TOTAL:	6,440,000

(e) Total number of shares subject to escrow or pooling agreements:     Nil

5.

List of Directors and Officers as at the date of this report:

Bedo H. Kalpakian

- President and Director

Jacob H. Kalpakian

- Vice President and Director

Gregory T. McFarlane

- Director

J. Wayne Murton

- Director

Penilla Klomp

- Secretary

"THE REST OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK"

SCHEDULE C:   MANAGEMENT DISCUSSION AND ANALYSIS:

Description of Business

The Company is a holding company incorporated in the Province of British Columbia with interests in Lithium Mineral Properties located in the Province of Ontario and, an investment in software for on-line gaming.

Currently, the Company is seeking opportunities of merit to get involved in.

Results of Operations

For the three month period ended March 31, 2003, there were no investor relations contracts undertaken by the Company.  However, the Company's management is engaged in an on-going internal promotion of the Company's daily activities and development.

During the three month period ended March 31, 2003, the company had a net loss of $34,226 ($0.01 per share) compared to a net loss of $75,129 ($0.03 per share) in the same period of 2002.  Operating costs have decreased  from the comparable period of the prior year.  Costs relating to shareholder communications, advertising and promotion, finance, interest and foreign exchange, regulatory and transfer fees, office, telephone and miscellaneous expenses contributed mainly to the decrease in operating costs.  The increase in travel, meals and entertainment expenses is due to the Company's efforts in seeking opportunities of merit for the Company and is also due to management's efforts in seeking equity financings for the Company.

As of May 2, 2002, the Company changed its name to Lucky1 Enterprises Inc.  Its share capital was consolidated on the basis of 5 (old) for 1 (new) common share without par value and its authorized share capital was increased to 200,000,000 common shares without par value.

Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. were delisted, and the common shares of Lucky 1 Enterprises Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol "LKYOF".

The Company has adopted a formal Stock Option Plan for the purchase of up to 713,707 common shares in the Capital of the Company (the "Company's 2002 Stock Option Plan").  On October 9, 2002 the Company filed a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission in respect to the Company's 2002 Stock Option Plan.

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas from Home.com Entertainment Inc. ("Las Vegas"), a related company, for the joint development of certain gaming software consisting of three card games (the "Gaming Software").  Pursuant to this Licensing Agreement, the Company has paid a one time only license fee of Canadian $200,000 to Las Vegas as the Company's sole contribution for the development costs of the Gaming Software, as a result of which, the Gaming Software is now equally owned by Las Vegas and the Company.  Las Vegas shall be the operator of the Gaming Software and shall market the three card games.  Las Vegas shall receive 60% of all revenues that shall be generated from the operation of the Gaming Software and the Company shall receive 40%.

Liquidity and Solvency

As a result of an oversubscription, the Company has issued a total number of 6,440,000 units of the Company instead of the originally announced number of 5,000,000 units of the Company.  The non-brokered Private Placement was originally announced on May 17, 2002.  All of the 6,440,000 units of the Company have been issued at the price of $0.05 per unit for total proceeds of $322,000.  Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder thereof to purchase one additional common share in the capital of the Company at an exercise price of $0.15 per common share if exercised in the first year and at an exercise price of $0.20 per common share if exercised in the second year. The non-brokered Private Placement Financing was closed in three stages on June 19, September 4 and September 24, 2002 respectively.   The proceeds of the non-brokered Private Placement Financing have been used for general working capital.

On October 7, 2002 the Company announced a Non-Brokered Private Placement Financing with certain investors for up to 4,000,000 common shares in the Capital of the Company at a price of Canadian $0.40 per common share for total proceeds of up to Canadian $1,600,000.  A Finders Fee of 10% shall be payable to an arm's length third party. The Company announced on March 11, 2003 that it closed the first tranche of the non-brokered Private Placement Financing by issuing 1,125,000 common shares in the Capital of the Company at a price of $0.40 per common share for total proceeds of $450,000. This tranche of issued shares is subject to a hold period expiring March 4, 2004.  The Company anticipates that the remaining 2,875,000 common shares in the Capital of the Company will be subscribed for and issued in the near future.  The current and future proceeds of this financing will be used for general working capital purposes.

As at March 31, 2003 the Company had a working capital deficit of $176,728.  During 2003, the Company intends to seek equity and/or debt financings through either private placements and/or public offerings and/or loans. Overhead costs have been reduced and management's efforts are directed towards pursuing opportunities of merit for the Company.  The Company has no earnings whatsoever and does not expect to have any earnings in the future.  However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly.  While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company's intention to pursue these methods for future funding of the Company.

Subsequent events

1.

On March 11, 2003 the Company entered into a Private Placement Financing Agreement with Las Vegas From Home. Com Entertainment Inc. ("Las Vegas"), a related Company, to acquire, for investment purposes, 2,500,000 common shares in the Capital of Las Vegas at the price of Canadian $0.10 per share, for a total amount of Canadian $250,000.  The Company may in the future either increase or decrease its investment in Las Vegas.  The final approval of the TSX Venture Exchange for this transaction was obtained on May 12, 2003.  The Las Vegas  common shares owned by Lucky have a hold period which expires September 13, 2003.

2.

On March 27, 2003, the Board of Directors of the Company adopted a 2003 Stock Option Plan, (hereinafter referred to as the "2003 Plan") whereby in addition to the Company's 2002 Stock Option Plan, the 2003 Plan would make available for purchase up to 968,708 common shares of the Company.  The 2003 Plan is first subject to Shareholder approval and then subsequent applicable regulatory approval.  The shareholders will vote on whether or not to approve the 2003 Plan at their Annual General Meeting to be held May 29, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: "Bedo H. Kalpakian"

(Signature)

President & Director

Date: May 27, 2003